UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:
Bradley L. Finkelstein Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 3, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614L100		13D	Page 2 of 8
(1)		NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		SOURCE OF FUNDS (see instructions) OO
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
6,600,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
6,600,000 shares
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14)		TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 44,049,127 shares of common stock, par value $0.01 per share, outstanding as of October 31, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Babcock & Wilcox Enterprises, Inc.

CUSIP No. 05614L100		13D	Page 3 of 8
(1)		NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		SOURCE OF FUNDS (see instructions) OO
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
6,600,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
6,600,000 shares
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%†
(14)		TYPE OF REPORTING PERSON (see instructions) OO

† Percentage calculated based on 44,049,127 shares of common stock, par value $0.01 per share, outstanding as of October 31, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Babcock & Wilcox Enterprises, Inc.

CUSIP No. 05614L100		13D	Page 4 of 8
(1)		NAMES OF REPORTING PERSONS Brian R. Kahn
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		SOURCE OF FUNDS (see instructions) OO
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
6,600,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
6,600,000 shares
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%‡
(14)		TYPE OF REPORTING PERSON (see instructions) IN

‡ Percentage calculated based on 44,049,127 shares of common stock, par value $0.01 per share, outstanding as of October 31, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Babcock & Wilcox Enterprises, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On January 3, 2018, the Issuer entered into an agreement (the “Agreement”) with each of the Reporting Persons. Under the Agreement, the Issuer agreed, among other things, to increase the size of the Board to ten members by adding three additional directors to the Board, and to appoint each of Henry E. Bartoli, Matthew E. Avril and Mr. Kahn (collectively, the “Shareholder Nominees”) to the Board to serve as Class I, Class II and Class III directors, respectively. No later than January 31, 2018, the Board will appoint at least one Shareholder Nominee to each of the Audit and Finance Committee, the Compensation Committee and the Governance Committee of the Board.

Under the Agreement, and so long as Vintage Capital’s beneficial ownership has not decreased below 5% of the then-outstanding Common Stock (other than as a result of an increase in the number of outstanding shares of Common Stock), if any Shareholder Nominee is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Nomination Period (as defined below), Vintage Capital may recommend a substitute person to fill the resulting vacancy, and the appointment of any such person to the Board will be subject to the approval of the Governance Committee.

During the Nomination Period, except as expressly provided in the Agreement, each of the Reporting Persons has agreed that it will not nominate or recommend for nomination any person for election to the Board, submit any proposal for consideration at, or bring any other business before, a stockholder meeting of the Issuer or initiate, encourage or participate in any “vote no” or “withhold” or similar campaign at the Issuer.

Until the first date on which the Issuer’s stockholders may nominate individuals for election to the Board at the Issuer’s 2019 annual meeting of stockholders or, if earlier, the first date on which the Issuer’s stockholders may nominate individuals for election to the Board if the Issuer announces that it will hold a stockholder meeting at which directors will be elected other than the annual meetings of stockholders in 2018 and 2019 (the “Nomination Period”), the Reporting Persons agree not to engage in certain proxy solicitations, make certain shareholder proposals, call meetings of stockholders or solicit or publicly comment on certain proposals or consents from stockholders regarding any merger, acquisition, recapitalization, restructuring, disposition or other business combination with respect to the Issuer.

The Agreement further provides that, during the Nomination Period, each of the Reporting Persons will cause Common Stock then beneficially owned by such Reporting Person or its affiliates to appear in person or by proxy at all annual meetings and to be voted (1) in favor of the Board’s nominees for director; (2) in accordance with the Board’s recommendation with respect to the ratification of the Issuer’s independent registered public accounting firm; (3) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal; (4) in accordance with the Board’s recommendation with respect to the frequency of the Issuer’s “say-on-pay” proposals; and (5) in favor of the declassification of Board terms.

The Agreement contemplates that stockholders will be asked to approve the declassification of the Board at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”). If approved, the Board would be divided into two classes immediately after the 2018 Annual Meeting, one composed of Mr. Kahn and up to three of the directors whose terms expire at the 2018 Annual Meeting, plus another director selected by the Governance Committee and specified in the proxy statement for the 2018 Annual Meeting, and the other class being all other directors. All director nominees will stand for election annually beginning at the Issuer’s 2020 annual meeting of stockholders.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached to this Statement as Exhibit 2 and incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Except for the joint filing agreement between the Reporting Persons attached as Exhibit 1 and the Agreement attached as Exhibit 2, and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description
2	Agreement, dated as of January 3, 2018, among Babcock & Wilcox Enterprises, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on January 3, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:		/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:		/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017)
2	Agreement, dated as of January 3, 2018, among Babcock & Wilcox Enterprises, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on January 3, 2018)

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